Exhibit 12.1

Corporate Office Properties, L.P.

Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Three Months Ended	Years Ended December 31,
	March 31, 2013	2012	2011	2010	2009	2008
Earnings:
Income (loss) from continuing operations before equity in (loss) income of unconsolidated entities and income taxes	9,112	$7,570	$(88,277)	$24,377	$46,150	$44,951
Gain on sales of real estate, excluding discontinued operations	2,354	21	2,732	2,840	—	1,682
Fixed charges (from below)	25,020	111,825	122,397	119,074	98,252	105,633
Amortization of capitalized interest	513	1,798	1,610	1,363	1,105	890
Distributed loss of equity investees	—	—	(31)	—	—	(203)
Subtract:
Capitalized interest (from below)	(2,440)	(13,903)	(17,400)	(16,524)	(15,461)	(18,312)
Total earnings	$34,559	$107,311	$21,031	$131,130	$130,046	$134,641

Fixed charges:
Interest expense on continuing operations	$22,307	$94,624	$98,222	$95,729	$76,718	$79,542
Interest expense on discontinued operations	64	2,174	6,079	6,399	5,702	7,379
Capitalized interest (internal and external)	2,440	13,903	17,400	16,524	15,461	18,312
Amortization of debt issuance costs-capitalized	101	649	183	19	30	32
Interest included in rental expense	108	475	513	403	341	368
Total fixed charges	$25,020	$111,825	$122,397	$119,074	$98,252	$105,633

Ratio of earnings to fixed charges	1.38	0.96	0.17	1.10	1.32	1.27

Deficiency		$4,514	$101,366